                                  May 10, 2000


Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C.  20549

         RE:      REGISTRATION STATEMENT ON FORM S-1
                  FILE NUMBER 333-88549
                  REQUEST FOR WITHDRAWAL
                  ----------------------------------

Ladies and Gentlemen:

         RealNames Corporation (the "Company") hereby makes application to withdraw its Registration Statement on Form S-1, File Number 333-88549 (the "Form S-1 Registration Statement"), relating to its common stock, par value $0.001 per share (the "Common Stock"), pursuant to Rule 477 under the Securities Act of 1933, as amended. The Company believes that terms that could be obtained in the public marketplace at this time are not sufficiently attractive to warrant proceeding with the public sale of the Common Stock. The public offering of the Common Stock would be a discretionary financing for the Company, and the Company does not believe that completing a discretionary financing on potentially unfavorable terms would be in the best interests of the Company and its stockholders. No securities have been sold under the Form S-1 Registration Statement and all activity in pursuit of the public offering has been discontinued.

         Accordingly, we request an order granting the withdrawal of the Form S-1 Registration Statement be issued by the Securities and Exchange Commission as soon as possible.

         Should you have any questions regarding this matter, please call our attorney, Jose Macias of Wilson Sonsini Goodrich & Rosati, at (650) 493-9300.

                              Very truly yours,

                              RealNames Corporation

                              By: /s/ Richard Steele
                                  ---------------------------------
                                  Richard Steele
                                  Vice President, Corporate Affairs,
                                  General Counsel and Secretary

Cc:      John G. Saia
           (Securities and Exchange Commission)
         George Spanos
           (Securities and Exchange Commission)
         Marcia Brown
           (NASDAQ National Stock Market, Inc.)
         Jose Macias
           (Wilson Sonsini Goodrich & Rosati)